Exhibit 99.2

Table of contents	1
Interim financial report	2
First half 2023	2
1. BUSINESS UPDATE	2
2. FINANCIAL HIGHLIGHTS	3
3. 2023 OUTLOOK	4
4. RISK FACTORS	4
5. FORWARD-LOOKING STATEMENTS	5
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2023 – Interim consolidated statement of financial position	6
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2023 - Interim consolidated statements of loss and other comprehensive loss	7
Unaudited condensed consolidated interim financial information as at and for the six months ended, June 30 2023 - Interim consolidated statements of changes in equity	8
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2023 – Interim consolidated statements of cash flows	9
Notes to the unaudited condensed interim consolidated financial information	10
1. General information	10
2. Significant accounting policies	10
3. Critical accounting estimates and assumptions	11
4. Segment reporting	12
5. Fair Value	12
6. Subsidiaries	12
7. Property, Plant and Equipment	13
8. Intangible assets	13
9. Right of use assets and lease liabilities	13
10. Inventory	13
11. Trade and Other receivables	14
12. Other current assets	14
13. Cash and cash equivalents	14
14. Financial assets	14
15. Capital, Share Premium, Reserves	15
16. Share-Based compensation	16
17. Financial Debt	19
18. Trade payables	20
19. Income taxes and deferred taxes	20
20. Other payables	21
21. Derivatives	21
22. Results of operation	22
23. Employee benefits	25
24. Financial income	25
25. Financial expense	26
26. Loss Per Share (EPS)	26
27. Other commitments	27
28. Related Party Transactions	27
29. Events after the Balance-Sheet Date	28
Responsibility statement	29

INTERIM FINANCIAL REPORT

FIRST HALF 2023

1.BUSINESS UPDATE

A.      CLINICAL UPDATE

DREAM US: IDE PIVOTAL STUDY

Nyxoah initiated its pivotal DREAM IDE trial in the United States in December 2020 to support an application seeking FDA marketing authorization and, ultimately, reimbursement in the U.S. for bilateral hypoglossal nerve stimulation for the treatment of moderate-to-severe obstructive sleep apnea (“OSA”). The DREAM trial is a multicenter, prospective, open-label trial in which patients who undergo implantation of the Genio® system will be followed for five years post-implantation to assess the safety and efficacy of the Genio® system in patients with moderate-to-severe OSA.

The trial was initially expected to enroll 134 patients who will undergo the implantation procedure with 12-month effectiveness and safety primary endpoints across 18 centers in the United States and six international sites. In April 2022, the FDA approved the Company’s request to reduce the trial’s sample size to 115 patients from 134 after reviewing data from the BETTER SLEEP trial (see below).

The primary safety endpoint is incidence of device-related severe adverse events ("SAEs") at 12-months post implantation. The co-primary effectiveness endpoints are the percentage of responders with at least a 50% reduction on the apnea-hypopnea index ("AHI") with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, and a 25% reduction on the oxygen desaturation index ("ODI") between baseline and 12-month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrolment if they failed, did not tolerate or refused positive airway pressure ("PAP") treatment. Patients with a body mass index above 32 kg/m2, a complete concentric collapse ("CCC") observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded.

Enrollment in the DREAM trial is now complete, and 115 patients have undergone a Genio® implantation procedure. The company presented 12-month efficacy data on the first 34 DREAM patients and safety data, as of March 14, 2023, on all DREAM patients demonstrating a 65% AHI responder rate, a 76% ODI responder rate and safety in-line with expectations. These data are preliminary and not conclusive of final DREAM success. For the trial to be successful, of the 115 patients, at least 63% of patients need to be AHI and ODI responders at the 12-month follow-up. The Company anticipates having 12-month clinical data in the first half of 2024 and has submitted the first and second modules in the modular PMA.

BETTER SLEEP: ACHIEVED PRIMARY ENDPOINT IN BOTH CCC AND NON-CCC PATIENT COHORTS

In March 2022, the Company attended the World Sleep Congress in Rome, Italy, and presented data generated from its BETTER SLEEP trial, a multicenter, prospective, open-label, two-group clinical trial, designed to assess the long-term safety and performance of the Genio® system for the treatment of adult OSA patients with and without CCC of the soft palate over a period of 36 months post-implantation. The BETTER SLEEP trial included a subgroup of CCC patients, which is a patient population that is contraindicated for unilateral hypoglossal nerve stimulation.

In the BETTER SLEEP trial, 42 patients were implanted with the Genio® system, 18 of whom presented with CCC (or 42.9% of the total implanted population) at eight research centers in Australia. The primary safety endpoint was the incidence of device-related SAEs six months post-implantation. The primary performance endpoint was achieving at least a 4-point reduction in the apnea-hypopnea index (4% oxygen desaturation, or AHI4) from baseline at six months for the entire patient cohort. Patients with moderate to severe AHI scores (15 < AHI < 65) and aged between 21 and 75 years were eligible for enrollment if they failed, refused or did not tolerate PAP treatment. Patients with a body mass index above 32 kg/m2 were excluded.

Three patients in the non-CCC arm and three patients in the CCC arm did not complete their six-month polysomnography, and as a result, the analysis was calculated based on 36 patients (21 non-CCC and 15 CCC). Of these 36 patients, there were 23 responders (64%), including nine of the 15 CCC patients (60%) and 14 of the 21 non-CCC patients (67%), at six months. The overall reduction was statistically significant with an 11-point reduction (p<0.001), with statistically significant reductions of 10 points (p=0.001) in the CCC cohort and 11 points (p<0.001) in the non-CCC cohort. In addition, mean AHI4 reduction exceeded 70% among responders in both CCC and non-CCC cohorts. These results are subject to final review and validation.

With respect to the primary safety endpoint, preliminary unadjudicated safety data showed four SAEs in three patients during the six-month post-implantation period. Of those, two SAEs in one patient were reported as device related, one SAE in one patient was reported as procedure and device related, and one SAE in one patient was reported as unrelated to procedure or device. Final review and adjudication of SAEs and adverse events ("AEs") have not yet been completed by an independent clinical events committee and as a result the characterization of SAEs or AEs could be subject to change.

While additional data, including responder rates, remains subject to ongoing review and continues to be analyzed, the Company observed in the per protocol group a 70% responder rate in the non-CCC patient subgroup based on the Sher criteria. The per protocol group consisted of 35 patients and excluded five patients from the mITT analysis population: two of these patients were lost to follow-up, one patient did not comply with the study protocol, and two patients were removed from the study by the investigator, one for hostility towards staff and one having returned to continuous positive airway pressure, therapy.

The Company expects to announce additional data with respect to the trial as further analyses are conducted and seeks to publish the full data set from the trial in a peer-reviewed publication. There will be no additional enrollment in the BETTER SLEEP trial. However, the Company will continue to monitor patients in the evaluable patient population and plan to continue evaluating over the course of three years following implantation.

The data generated from this study were used to expand the Company’s CE mark for the Genio® system to treat patients demonstrating CCC at the soft palate level, and the first commercial Genio® implants occurred in CCC patients in Germany during the first quarter of 2022.

ACCCESS U.S. IDE STUDY SEEKING APPROVAL TO TREAT CCC PATIENTS

In the United States, supported by the BETTER SLEEP study data, the FDA in September 2021 granted Breakthrough Device Designation for the Genio® system in order to shorten the approval path to treat CCC patients. Following a series of sprint discussions with the FDA regarding the design of a trial called ACCCESS to assess the safety and efficacy of the Genio® system on CCC patients, the FDA approved the Company’s IDE application in July 2022.

In this study, Nyxoah will implant up to 106 patients across up to 40 implant sites with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at 12 months post-implant. The clinical sites are being activated, and the first patients had undergone a Genio(R) implantation procedure.

B.EUROPEAN COMMERCIALIZATION

During the first six months of 2023, Nyxoah recognized total revenue of €1.5 million, primarily in Germany. After securing DRG reimbursement in Germany during the first quarter of 2021, Nyxoah built and expanded its German commercial organization to a total of 14 full time employees.

Nyxoah’s commercial strategy is focused on creating a Center of Excellence ecosystem, with a high level of clinical expertise between implanting ENT surgeons and sleep physicians who are able to provide more treatment options to their large patient pools. As of June 30, 2023, the Company has activated 42 Tier 1 sites across Germany, up from 12 as of December 31, 2021.

The Company has also focused on entering new European markets. The Company has secured DRG reimbursement in Switzerland, state reimbursement in Austria, and is awaiting reimbursement decisions in several other countries. Nyxoah has also generated revenue in Switzerland and Austria, and the Company expects to expand into other European countries.

2.FINANCIAL HIGHLIGHTS

Revenue was €1.5 million for the six months ending June 30, 2023, compared to €1.6 million for the six months ending June 30, 2022 with strong acceleration in Q2 2023.

Cost of goods sold was €0.6 million for the six months ending June 30, 2023, compared to €0.6 million cost for the six months ending June 30, 2022.

Selling, general and administrative expenses increased by €3.0 million or 34 % from €8.7 million for the six months ended June 30, 2022 to €11.7 million for the six months ended June 30, 2023, mainly due to an increase of costs to support the commercialization of Genio® system in Europe, scale up of the Company and also due to a start of new ERP system implementation.

Before capitalization of €5.0 million for the six months ended June 30, 2023 and €7.8 million for the six months ended June 30, 2022, research and development expenses increased by €3.0 million or 20%, from €14.8 million for the six months ended June 30, 2022, to €17.8 million for the six months ended June 30, 2023, due to the combined effect of higher clinical, R&D activities and manufacturing expenses and also due to a start of new ERP system implementation. This increase is mainly in staff, consulting costs and in manufacturing and outsourced development to support those activities, these increases were offset by a decrease of €1.7 million in clinical study activities due to completion of Dream Study.

Nyxoah realised a net financial loss of €0.3 million for the six months ending June 30, 2023 primarily driven by the exchange rate depreciation of dollar versus euro. This compares to a net positive financial result of €3.3 million for the six months ended June 30, 2022, during which dollar appreciated versus euro.

Nyxoah realized a net loss of €24.7 million for the six months ended June 30, 2023, compared to a net loss of €11.7 million for the six months ended June 30, 2022

Cash and cash equivalents

On June 30, 2023, cash and cash equivalents and financial assets totalled €84.5 million, compared to €94.9 million on December 31, 2022. The decrease in cash and cash equivalents resulted mainly from net cash used in operating activities of €22.5 million and net cash from investing activities of €3.9 million and offset by net cash flows from financial activities of €17.8 million due to capital increase. See note 13.

3. 2023 OUTLOOK

The Company expects to continue ramping up sales in Germany as well as in other European countries where we are already present.

In the US, the Company will focus on patient follow-up in the DREAM IDE trial resulting in reaching primary endpoints, continue to enrol the ACCCESS IDE study for CCC patients and begin preparations to enter the US market with regulatory, manufacturing and market access readiness.

4.RISK FACTORS

We refer to the description of risk factors in the Company’s 2022 annual report, pp. 60-83. In summary, the principal risks and uncertainties faced by us relate to our financial situation and need for additional capital, clinical development of our product candidates, commercialization and reimbursement of our product candidates, our dependence on third parties and on key personnel, the markets and countries in which we operate, the manufacturing of our product candidates, legal and regulatory compliance matters, our intellectual property, our organization and operations.

5.FORWARD-LOOKING STATEMENTS

This interim management report contains forward-looking statements. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Nyxoah’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including Nyxoah’s expectations regarding the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; Nyxoah’s reliance on collaborations with third parties; estimating the commercial potential of Nyxoah’s product candidates; Nyxoah’s ability to obtain and maintain protection of intellectual property for its technologies; Nyxoah’s limited operating history; and Nyxoah’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Nyxoah’s 2022 annual report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Nyxoah expressly disclaims any obligation to update any such forward-looking statements in this document, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by applicable law or regulation.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2023 –

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

(in thousands)

		As at
		June 30	December 31
	Notes	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	7	2,813	2,460
Intangible assets	8	44,488	39,972
Right of use assets	9	3,571	3,159
Deferred tax asset	19	48	47
Other long-term receivables		165	173
		€51,085	€45,811
Current assets
Inventory	10	1,146	882
Trade receivables	11	1,820	1,463
Other receivables	11	2,262	1,775
Other current assets	12	1,576	1,284
Financial assets	14	67,919	76,968
Cash and cash equivalents	13	16,604	17,888
		€91,327	€100,260
Total assets		€142,412	€146,071

EQUITY AND LIABILITIES
Capital and reserves
Capital	15	4,924	4,440
Share premium	15	246,070	228,275
Share based payment reserve	16	7,005	5,645
Other comprehensive income	15	98	176
Retained loss		(142,522)	(118,212)
Total equity attributable to shareholders		€115,575	€120,324

LIABILITIES
Non-current liabilities
Financial debt	17	8,433	8,189
Lease liability	9	2,991	2,586
Pension liability		50	—
Provisions		127	59
Deferred tax liability		—	—
		€11,601	€10,834
Current liabilities
Financial debt	17	559	388
Lease liability	9	751	719
Trade payables	18	4,690	4,985
Current tax liability	19	4,475	3,654
Other payables	20	4,761	5,167
		€15,236	€14,913
Total liabilities		€26,837	€25,747
Total equity and liabilities		€142,412	€146,071

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2023 -

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(unaudited)

(in thousands)

		For the three months		For the six months ended
		ended June 30		June 30
	Notes	2023	2022	2023	2022
Revenue	22	1,107	936	1,548	1,595
Cost of goods sold	22	(419)	(334)	(594)	(623)
Gross profit		€688	€602	€954	€972
Research and Development Expense	22	(6,605)	(3,470)	(12,762)	(7,065)
Selling, General and Administrative Expense	22	(6,185)	(4,536)	(11,736)	(8,729)
Other income/(expense)		219	14	265	150
Operating loss for the period		€(11,883)	€(7,390)	€(23,279)	€(14,672)
Financial income	24	789	4,669	1,414	6,246
Financial expense	25	(775)	(2,162)	(1,732)	(2,950)
Loss for the period before taxes		€(11,869)	€(4,883)	€(23,597)	€(11,376)
Income taxes	19	(928)	(107)	(1,110)	(315)
Loss for the period		€(12,797)	€(4,990)	€(24,707)	€(11,691)

Loss attributable to equity holders		€(12,797)	€(4,990)	€(24,707)	€(11,691)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		(50)	(12)	(78)	(114)
Total comprehensive loss for the year, net of tax		€(12,847)	€(5,002)	€(24,785)	€(11,805)
Loss attributable to equity holders		€(12,847)	€(5,002)	€(24,785)	€(11,805)

Basic Loss Per Share (in EUR)	26	€(0.447)	€(0.193)	€(0.907)	€(0.453)
Diluted Loss Per Share (in EUR)	26	€(0.447)	€(0.193)	€(0.907)	€(0.453)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED, JUNE 30 2023 -

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

(in thousands)

	Attributable to owners of the parent
			Share
			based	Other
	Common	Share	payment	comprehensive	Retained
	shares	premium	reserve	income	loss	Total
Balance at January 1, 2023	€4,440	€228,275	€5,645	€176	€(118,212)	€120,324
Loss for the period	—	—	—	—	(24,707)	(24,707)
Other comprehensive loss for the period	—	—	—	(78)	—	(78)
Total comprehensive loss for the period	—	—	—	€(78)	€(24,707)	€(24,785)
Equity-settled share-based payments
Granted during the period	—	—	1,757	—	—	1,757
Forfeited during the period	—	—	(397)	—	397	—
Transaction cost	—	(337)	—	—	—	(337)
Issuance of shares for cash	484	18,132	—	—	—	18,616
Total transactions with owners of the company recognized directly in equity	484	17,795	1,360	—	397	20,036
Balance at June 30, 2023	€4,924	€246,070	€7,005	€98	€(142,522)	€115,575

	Attributable to owners of the parent
			Share
			based	Other
	Common	Share	payment	comprehensive	Retained
	shares	premium	reserve	income	loss	Total
Balance at January 1, 2022	€4,427	€228,033	€3,127	€202	€(87,167)	€148,622
Loss for the period	—	—	—	—	(11,691)	(11,691)
Other comprehensive income for the period	—	—	—	(114)	—	(114)
Total comprehensive loss for the period	—	—	—	€(114)	€(11,691)	€(11,805)
Equity-settled share-based payments
Granted during the period	—	—	1,292	—	—	1,292
Exercised during the period	4	125	(8)	—	8	129
Issuance of shares for cash	7	—	—	—	—	7
Total transactions with owners of the company recognized directly in equity	11	125	1,284	—	8	1,428
Balance at June 30, 2022	€4,438	€228,158	€4,411	€88	€(98,850)	€138,245

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2023 –

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

		For the six months ended
		June 30
	Notes	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(23,597)	€(11,376)
Adjustments for
Finance income		(1,414)	(6,246)
Finance expenses		1,732	2,950
Depreciation and impairment of property, plant and equipment and right-of-use assets	7, 9	640	536
Amortization of intangible assets	8	477	402
Share-based payment transaction expense	16	1,757	1,292
Increase/(Decrease) in provisions		119	32
Other non-cash items		(16)	37
Cash generated before changes in working capital		€(20,302)	€(12,373)
Changes in working capital
Decrease/(Increase) in inventory	10	(264)	(160)
(Increase)/Decrease in trade and other receivables	11	(671)	1,011
Increase/(Decrease) in trade and other payables	18, 20	(967)	2,053
Cash generated from changes in operations		€(22,204)	€(9,469)
Income tax paid		(274)	(254)
Net cash from / (used in) operating activities		€(22,478)	€(9,723)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(676)	(302)
Capitalization of intangible assets	8	(4,993)	(7,650)
Purchase of financial assets - current	14	(43,400)	(44,032)
Proceeds from sale of financial assets - current	14	52,383	—
Interest income on financial assets		572	—
Net cash from / (used in) investing activities		€3,886	€(51,984)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(395)	(317)
Repayment of other loan		(42)	(42)
Interests paid		(14)	(134)
Repayment of recoverable cash advance	15	—	—
Proceeds from issuance of shares, net of transaction costs	15	18,279	136
Other financial costs		(32)	(8)
Net cash from / (used in) financing activities		€17,796	€(365)
Movement in cash and cash equivalents		€(796)	€(62,072)
Effect of exchange rates on cash and cash equivalents		(488)	2,165
Cash and cash equivalents at January 1	13	€17,888	€135,509
Cash and cash equivalents at June 30	13	€16,604	€75,602

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1.General information

Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio® system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulations therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

The Genio® system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio® system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.

Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.

Nyxoah SA has established three wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), Nyxoah Pty Ltd since February 1, 2017 (located in Australia) and Nyxoah Inc. since May 14, 2020 (located in the USA).

The interim condensed consolidated financial statements of Nyxoah SA and its subsidiaries (collectively, the Group) as of June 30, 2023 and for the three and six months ended June 30, 2023, have been authorized for issue on August 8, 2023 by the Board of Directors of the Company.

2.Significant accounting policies

Basis of Preparation of the interim condensed consolidated financial statements

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IFRS”), as issued by the International Accounting Standards Board (IASB). They do not include all the information required for complete annual financial statements and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2022.

Except for the application of standards, interpretations and amendments being mandatory as of January 1, 2023, the accounting policies used for the preparation of the interim condensed consolidated financial statements are consistent with those used for the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2022.

The consolidated financial statements are presented in thousands of Euros (€) and all values are rounded to the nearest thousands, except when otherwise indicated (e.g. € million).

The preparation of the interim condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, are areas where assumptions and estimates are significant to the consolidated financial statements. The critical accounting estimates used in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2022.

Going concern principle

The Unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis. As at June 30, 2023, the Company had cash and cash equivalents of €16.6 million and financial assets of €67.9 million. Based on cash flow forecasts for the remaining period of 2023 and 2024, which include significant expenses and cash outflows in relation to – among others – the ongoing clinical trials, the continuation of research and development project, and the scaling up of the Company’s manufacturing facilities. The Company believes that this cash position will be sufficient to meet the Company’s capital requirements and fund its operations for at least 12 months as from the date these financials are authorized for issuance.

New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2023

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2023, but do not have an impact on the interim condensed consolidated financial statements of the Company:

₋	IFRS 17 Insurance Contracts (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules (effective immediately – disclosures are required for annual periods beginning on or after 1 January 2023)

3.Critical accounting estimates and assumptions

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.

Refer to the disclosure note 5 from the Group’s 2022 year-end consolidated financial statements for further details about the main critical accounting estimates and assumptions.

4.Segment reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

5.Fair Value

The carrying amount of cash and cash equivalents, trade receivables, other receivables, other current assets and financial assets approximate their value due to their short-term character.

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The fair value of non-current liabilities (financial debt and other non-current liabilities), excluding the derivative financial liabilities, is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3.

The derivative financial liabilities and assets which consist of foreign currency options and foreign currency forwards are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency forwards rates and the maturity of the instrument.

	Carrying value		Fair value
	As at	As at	As at	As at
	June 30,	December 31,	June 30,	December 31,
(in EUR 000)	2023	2022	2023	2022
Financial Assets
Other long-term receivables (level 3)	165	173	165	173
Trade and other receivables (level 3)	4,082	3,237	4,082	3,237
Foreign currency forwards (level 2)	—	1	—	1
Other current assets (level 3)	1,576	1,284	1,576	1,284
Cash and cash equivalents (level 1)	16,604	17,888	16,604	17,888
Financial assets (level 1)	67,919	76,968	67,919	76,968

	Carrying value		Fair value
	As at	As at	As at	As at
	June 30,	December 31,	June 30,	December 31,
(in EUR 000)	2023	2022	2023	2022
Financial liabilities
Financial debt (level 3)	105	146	99	138
Foreign currency option (level 2)	427	10	427	10
Recoverable cash advances (level 3)	8,887	8,431	8,887	8,431
Trade and other payables (level 1 and 3)	9,024	10,142	9,024	10,142

6.Subsidiaries

For all periods that are mentioned in this report, the Company owns 100% of the shares of Nyxoah LTD, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.00.

The Company also owns 100% of the shares of Nyxoah PTY LTD, an Australian Company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

In May 2020, the Company incorporated Nyxoah Inc, an US-based company located in Delaware with a share capital of USD 1.00. The Company owns 100% of the shares of Nyxoah Inc.

7.Property, Plant and Equipment

The total acquisitions for the six months ended June 30, 2023 amount to €0.7 million (2022: €302,000) and were mainly related to laboratory equipment, furniture and office equipment. Assets under construction were transferred to leasehold improvements for an amount of €0.6 million and to laboratory equipment  for an amount of €139,000.

The depreciation charge amounts to €271,000 in 2023 and to €198,000 in 2022 for the six months ended June 30.

8.Intangible assets

	Development	Patents and
(in EUR 000)	cost	licenses	Total
Cost
Opening value at January 1, 2022	25,610	591	26,201
Additions	7,650	—	7,650
Cost at June 30, 2022	33,260	591	33,851
Opening value at January 1, 2023	41,073	591	41,664
Additions	4,993	—	4,993
Cost at June 30, 2023	46,066	591	46,657
Amortization
Opening amortization at January 1, 2022	(837)	(42)	(879)
Amortization	(381)	(21)	(402)
Amortization at June 30, 2022	(1,218)	(63)	(1,281)
Opening amortization at January 1, 2023	(1,608)	(84)	(1,692)
Amortization	(456)	(21)	(477)
Amortization at June 30, 2023	(2,064)	(105)	(2,169)
Net book value at June 30, 2022	32,042	528	32,570
Net book value at June 30, 2023	44,002	486	44,488

There is only one development project: The Genio® system. The Company started amortizing the first-generation Genio® system in 2021. The amortization amounted to €477,000 for the six months ended June 30, 2023 (2022: €402,000) and is included in research and development expense.

The Company continues to incur in 2023 development expenses with regard to the improved second-generation Genio® system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio® System in certain countries. The total capitalized development expenses amounted to €5.0 million and €7.7 million for the six months ended June 30, 2023, and 2022, respectively.

9.Right of use assets and lease liabilities

For the six months ended June 30, 2023, the Company entered into new lease agreements for €208,000 (2022: €0.6 million). On top of that an existing lease contract has been extended for 15 years, resulting in an increase of the RoU asset and lease liability with €0.7 million. The repayments of lease liabilities amounted to €395,000 (2022: €317,000). The depreciations on the right of use assets amounted to €369,000 and €338,000 for the six months ended June 30, 2023, and 2022, respectively.

10.Inventory

	As at
	June 30,	December 31,
(in EUR 000)	2023	2022
Raw materials	341	498
Work in progress	607	100
Finished goods	198	284
Total Inventory	1,146	882

The increase in inventory is due to increasing activities to prepare for the commercialization and further scale-up of the company in 2023. For the period ended June 30, 2023 and the year ended December 31, 2022 the Company did not recognize any expenses for inventory write-offs since the inventory level is expected to be sold in the foreseeable future.

11.Trade and Other receivables

	As at
	June 30,	December 31,
(in EUR 000)	2023	2022
Trade receivables	1,820	1,463
R&D incentive receivable (Australia)	620	346
VAT receivable	728	847
Current tax receivable	248	159
Foreign currency swaps	—	1
Other	666	422
Total trade and other receivables	4,082	3,238

The increase of €0.8 million in trade and other receivables is mainly due to an increase in trade receivables and an increase in R&D incentive receivables. We refer to note 22 for more details.

The Company may include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2022 and June 30, 2023, there were no unbilled receivables included in the trade receivables.

R&D incentive receivables relates to incentives received in Australia as support to the clinical trials and the development of the Genio® system.

The current tax receivable relates to excess payment of corporate income tax in Israel and in Belgium.

Other mainly relates advance payments and withholding tax to be received related to Belgian R&D employees.

12.Other current assets

The increase of €292,000 in other current assets as at June 30, 2023 is mainly due to a general increase in prepaid expenses and to a payment of €250,000 towards the Educational Grant with SMR Holding UG (Dr. Sommers). We refer to note 27 for more details.

13.Cash and cash equivalents

	As at
	June 30,	December 31,
(in EUR 000)	2023	2022
Short term deposit	4,010	36
Current accounts	12,594	17,852
Total cash and cash equivalents	16,604	17,888

Cash and cash equivalents remain relatively stable totalling €16.6 million as at June 30, 2023, compared to €17.9 million as at December 31, 2022 with an increase of short term deposits (less than 3 months) by €4.0 million partially offset by a decrease of current account by €5.3 million.

14.Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

In 2023, the Company entered into USD term deposits and US Treasury bills for a total amount $US 40.8 million (€37.4 million) and €6.0 million. During the period ended as at June 30, 2023, $US 25.0 million (€23.4 million) and €29.0 million reached maturity and is subsequently held as cash.

As per June 30, 2023, the current financial assets consists of $US 45.8 million (€41.9 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €26.0 million.

The total amount of term deposits as per June 30, 2023, amounts to €67.9 million.

15.Capital, Share Premium, Reserves

15.1. Capital and share premium

The number of shares and the par value in the paragraph below take into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting. The tables and comments below reflect the number of shares after the share split of 500:1 as of January 1, 2020.

As part of the IPO on September 21, 2020, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium.

As part of the IPO on July 7, 2021, the Company incurred direct-attributable transaction costs of €7.6 million which have been deducted from the share premium.

As of June 30, 2023, the share capital of the Company amounts to €4.9 million represented by 28,661,985 shares, and the share premium amounts to €260.6 million (before deduction of the transaction costs).

Evolution of the share capital and share premium over the six months ended June 30, 2023 and 2022:

	Common	Total of	Par value	Share	Share
(Number of shares except otherwise stated)	shares	shares	(EUR)	capital	premium
January 1, 2022	25,772,359	25,772,359	0.17	4,427	242,198
February 10, 2022 - Exercise warrants	25,000	25,000	0.17	4	125
June 8, 2022 - Capital increase in cash	38,920	38,920	0.17	7	—
June 30, 2022	25,836,279	25,836,279	0.17	4,438	242,323
September 30, 2022 - Exercise warrants	10,000	10,000	0.17	2	117
December 31, 2022	25,846,279	25,846,279	0.17	4,440	242,440
March 29, 2023 - Capital increase in cash	393,162	393,162	0.17	68	2,481
March 30, 2023 - Capital increase in cash	2,047,544	2,047,544	0.17	351	12,999
April 13, 2023 - Capital increase in cash	375,000	375,000	0.17	65	2,651
June 30, 2023	28,661,985	28,661,985	0.17	4,924	260,571

On March 29, 2023, the Company issued 393,162 new shares for an aggregate capital increase of €2.5 million (including share premium). The Company raised $2.8 million in gross proceeds pursuant to the Company’s $50 million at-the-market (“ATM”) program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The shares were purchased by historical Nyxoah shareholder Cochlear Limited, and the proceeds will be used for general corporate purposes.

On March 30, 2023, the Company raised €13.35 million private placement financing from the sale of 2,047,544 new ordinary shares at a price per share of €6.52 (approximately U.S. $7.10 at current exchange rates), the closing price on Euronext Brussels on March 23, 2023. Gross proceeds total €13.35 million (approximately U.S. $15 million at current exchange rates) and will be used for general corporate purposes.

On April 13, 2023, the Company issued 375,000 new shares for an aggregate capital increase of €2.7 million (including share premium). The Company raised $3.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market ("ATM") program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds will be used for general corporate purposes.

As part of above capital increases, the Company incurred direct-attributable transaction costs of €337,000 which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €18.3 million.

15.2.Reserves

The reserves include the share-based payment reserve (see note 16), other comprehensive income and the retained loss. Retained loss is comprised of primarily accumulated losses, other comprehensive income is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the six months ended June 30, 2023 and 2022 is detailed in the table below:

		Post-
	Currency	employment
	translation	benefit
(in EUR 000)	reserve	obligations	Total
Opening value at January 1, 2022	270	(68)	202
Currency translation differences	(114)	—	(114)
Total other comprehensive income at June 30, 2022	156	(68)	88
Opening value at January 1, 2023	174	2	176
Currency translation differences	(78)	—	(78)
Total other comprehensive income at June 30, 2023	96	2	98

16.Share-Based compensation

Equity-settled share-based payment transactions

As of June 30, 2023, the Company has five outstanding equity-settled share-based incentive plans, including (i) the 2016 warrants plan (the 2016 Plan), (ii) the 2018 warrants plan (the 2018 Plan),  (iii) the 2020 warrants plan (the 2020 Plan), (iv) the 2021 warrants plan (the 2021 plan) and (v) the 2022 warrants plan (the 2022 plan). The Company had an extraordinary shareholders’ meeting on February 21, 2020 where it was decided to achieve a share split in a ratio of 500:1. Per warrant issued before February 21, 2020, 500 common shares will be issuable. For presentation purposes the tables and comments below reflect the number of shares the warrants give right to across all plans.

In accordance with the terms of the various plans, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.

Number of shares (after share split) warrants give right to across all plans	2023	2022
Outstanding at January 1	1,416,490	993,490
Granted	475,862	461,500
Forfeited/Cancelled	(139,250)	(14,125)
Exercised	—	(25,000)
Outstanding as at June 30	1,753,102	1,415,865
Exercisable as at June 30	996,086	779,966

The followings warrants from the 2021 warrant plan have been granted in 2023:

-March 24, 2023:  200,862 warrants;

-April 12, 2023: 100,000 warrants;

-June 14, 2023: 161,398 warrants.

On June 14, 2023, 13,602 warrants were granted from the 2022 warrant plan.

The following tables provide the input to the Black-Scholes model for warrants granted in 2018, 2020, 2021, 2022 and 2023 related to the 2016 warrant plan, the 2018 warrant plan, the 2020 warrant plan, the 2021 warrant plan and the 2022 warrant plan. The tables and notes uses as a basis, the number of shares the warrants give right to across all plans.

					Plan 2021
	Plan 2016	Plan 2018	Plan 2018	Plan 2020	(grant Sept 17
	(grant 2018)	(grant 2018)	(grant 2020)	(grant 2020)	2021)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	66.92%	56.32%	56.32%	56.32%	51.30%
Risk-free interest rate	0.35%	(0.20)%	(0.20)%	(0.20)%	(0.36)%
Expected life	3	3	3	3	3
Exercise price	5.17	6.52	11.94	11.94	25.31
Stock price	1.09	10.24	10.20	10.20	25.75
Fair value	0.10	5.30	3.31	3.31	9.22

	Plan 2021	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Oct 27	(grant Feb 21	(grant Feb 21	(grant Feb 21	(grant May 14
	2021)	2022)	2022)	2022)	2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	51.50%	49.80%	49.80%	49.80%	49.80%
Risk-free interest rate	(0.18)%	0.37%	0.37%	0.50%	1.06%
Expected life	3	3	3	4	3
Exercise price	25.31	17.76	25.31	17.76	13.82
Stock price	20.50	17.50	17.50	17.50	13.82
Fair value	5.94	6.05	4.15	6.90	4.94

	Plan 2021	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant June 8	(grant Aug 8	(grant Aug 8	(grant March 24	(grant April 12
	2022)	2022)	2022)	2023)	2023)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	52.60%	53.71%	53.97%	52.00%	52.00%
Risk-free interest rate	1.60%	1.39%	1.45%	3.20%	3.24%
Expected life	3	3	4	3	3
Exercise price	12.95	9.66	9.66	5.42	6.36
Stock price	13.34	9.75	9.75	6.70	7.08
Fair value	5.21	3.79	4.32	3.09	3.04

	Plan 2021	Plan 2022
	(grant June 14	(grant June 14
	2023)	2023)
Return Dividend	0%	0%
Expected volatility	51.28%	51.28%
Risk-free interest rate	3.36%	3.36%
Expected life	3	3
Exercise price	7.19	7.19
Stock price	7.10	7.10
Fair value	2.75	2.75

On March 24, 2023, the Company reduced the exercise price of 75% of the warrants previously granted to warrant holders under the 2021 Warrants Plan to 5.42 EUR  to reflect the decrease in the company’s share price. For the remaining 25% of the warrants previously granted under the 2021 Warrants Plan, the exercise price will remain unchanged. All other terms and conditions of the re-priced warrants remain unchanged to the original option agreement. The Company determined the fair value of the options at the date of the modification (March 24, 2023). The incremental fair value of the re-priced warrants will be recognised as an expense over the period from the modification date to the end of the vesting period. For the warrants already vested at the date of modification, the incremental fair value is fully recognised as an expense at date of modification.

The fair value of the modified warrants was determined using the same models and principles as described above, with the following model inputs:

	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Sept 17	(grant Oct 27	(grant Feb 21	(grant Feb 21
	2021)	2021)	2022)	2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.25%	3.25%	3.17%	3.36%
Expected life	2	2	2	2
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	2.48	2.52	2.67	2.49
Incremental Fair value	2.38	2.40	2.23	2.38

	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Feb 21	(grant May 14	(grant Aug 8	(grant Aug 8
	2022)	2022)	2022)	2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.03%	3.13%	3.13%	2.98%
Expected life	3	2	3	4
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	3.05	2.75	2.87	3.21
Incremental Fair value	2.23	1.92	1.28	1.19

The Company has recognized €1.8 million share-based payment expense for the six months ended June 30, 2023 (2022: €1.3 million) of which €0.6 million is related to the incremental fair value of the re-priced warrants.

17.Financial Debt

Financial debt consists of recoverable cash advances and other loans. Related amounts can be summarized as follows:

	As at
	June 30,	December 31,
(in EUR 000)	2023	2022
Recoverable cash advances - Non-current	8,412	8,126
Recoverable cash advances - Current	475	305
Total Recoverable cash advances	8,887	8,431
Other loan - Non-current	21	63
Other loan - Current	84	83
Total Other loan	105	146
Non-current	8,433	8,189
Current	559	388
Total Financial Debt	8,992	8,577

Financial debt related to recoverable cash advances

Recoverable cash advances received

As at June 30, 2023, the details of recoverable cash advances received can be summarized as follows:

	Contractual	Advances	Amounts
(in EUR 000)	advances	received	reimbursed
Sleep apnea device (6472)	1,600	1,600	480
First articles (6839)	2,160	2,160	494
Clinical trial (6840)	2,400	2,400	210
Activation chip improvements (7388)	1,467	1,467	44
Total	7,627	7,627	1,228

During the six months ended June 30, 2023 and the six months ended June 30, 2022 , the Company made no reimbursements and did not receive any new amounts.

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

	As at
	June 30,	December 31,
(in EUR 000)	2023	2022
Contract 6472	1,665	1,571
Contract 6839	2,338	2,214
Contract 6840	2,939	2,790
Contract 7388	1,945	1,856
Total recoverable cash advances	8,887	8,431
Non-current	8,412	8,126
Current	475	305
Total recoverable cash advances	8,887	8,431

The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) and sales-dependent reimbursements (variable repayment) estimated to be repaid to the Walloon Region in the next 12-month period. The estimated sales-independent (fixed repayment) as well as sales-dependent reimbursements (variable repayment) beyond 12 months are recorded under “Non-current” liabilities.

Changes in the recoverable cash advances can be summarized as follows:

(in EUR 000)	2023	2022
As at January 1	8,431	8,127
Advances reimbursed (excluding interests)	—	—
Initial measurement and re-measurement	(39)	(28)
Discounting impact	495	463
As at June 30	8,887	8,562

18.Trade payables

	As at
	June 30,	December 31,
(in EUR 000)	2023	2022
Payables	2,659	1,873
Invoices to be received	2,031	3,112
Total Trade payables	4,690	4,985

The decrease in total trade payables of €295,000 as at June 30, 2023 is due to a decrease in invoices to be received of  €1.1 million which is compensated by the increase in trade payables of €0.8 million.

19.Income taxes and deferred taxes

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2023	2022	2023	2022
Current tax income/(expense)	(927)	(944)	(1,115)	(1,636)
Deferred tax income/(expense)	(1)	837	5	1,321
Total Income Tax Income/(Expense)	(928)	(107)	(1,110)	(315)

The current tax expense mainly relates to (i) income tax paid or payable by certain of the Company’s subsidiaries for an amount of €0.8 million (2022: €1.6 million), and (ii) an additional accrual of the liability for uncertain tax positions for an amount of €276,000 (2022: €69,000). The uncertain tax position was recorded following certain public rulings and guidance issued by tax authorities in one of the jurisdictions that the Company operates in. The current tax liability of €4.5 million includes  a liability for uncertain tax positions for an amount of €2.2 million and income tax liability for an amount of €2.3 million.

As of January 1, 2022, new tax regulations are in place in the US. In order to fully comply with internal revenue requirements, R&D expenses can no longer be deducted when incurred but instead they will be capitalized only for tax purposes and they will be amortized over a 5 year period.The current tax liability amount to €2.2 million for the subsidiary in the United States. As the subsidiary is not expecting to generate significant profits in the near future, no deferred tax assets on temporary differences have been recognized at this stage.

20.Other payables

	As at
	June 30,	December 31,
(in EUR 000)	2023	2022
Holiday pay accrual	643	612
Salary	1,555	2,186
Accrued expenses	1,953	2,228
Foreign currency option - current	427	10
Other	183	131
Total other payables	4,761	5,167

The decrease of €406.000 in other payables as at June 30, 2023, compared to December 31, 2022, is the result of a decrease of €0.6 million in salary payables partly offset by an increase of €417,000  in the fair value of the foreign currency option, a decrease of €275,000  in accrued expenses related to a decrease in clinical activities and an increase in holiday pay accrual of €31,000.

21.Derivatives

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps.

The Company has entered into several foreign currency swaps and foreign currency forwards for which the notional amounts are detailed in the table below:

	As at
	June 30,	December 31,
(in EUR 000)	2023	2022
Foreign currency swaps EUR - NIS (in EUR)	4,099	542
Foreign currency swaps EUR - NIS (in NIS)	16,000	2,000
Foreign currency forwards EUR - NIS (in EUR)	873	—
Foreign currency forwards EUR - NIS (in NIS)	3,500	—
Foreign currency swaps EUR - AUD (in EUR)	92	379
Foreign currency swaps EUR - AUD (in AUD)	150	600
Foreign currency swaps USD - EUR (in USD)	24,322	—
Foreign currency swaps USD - EUR (in EUR)	22,000	—

The following table shows the carrying amount of derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

	As at June 30, 2023
(in EUR 000)	Level I	Level II	Level III	Total
Financial liabilities
Foreign currency swaps	—	418	—	418
Foreign currency forwards	—	9	—	9

The fair value is determined by the financial institution and is based on foreign currency swaps rates, foreign currency forward rates and the maturity of the instrument. All foreign currency swaps and forwards are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial assets is detailed as follows:

(in EUR 000)	2023	2022
Financial asset

Opening value at January 1	1	—
Fair value adjustments	(1)	22
Closing value at June 30	—	22

The change in the balance of the financial liabilities is detailed as follows:

(in EUR 000)	2023	2022
Financial liability

Opening value at January 1	10	654
Fair value adjustments	417	1,949
Exchange rate difference	—	28
Closing value at June 30	427	2,631

22.Results of operation

Revenue and cost of goods sold

In the six months ended June 30, 2023, the Company generated revenue for the amount of €1.5 million (2022: €1.6 million). In the three months ended June 30, 2023, the Company generated revenue for the amount of €1.1 million (2022: €0.9 million).

Revenue is recognized at a point in time upon satisfaction of the performance obligation, being the moment control over the Genio® system is transferred to the customer, which is in general at delivery at customer site or a predefined location in the country of the customer. For certain customers, control may be transferred upon shipment to the customer in case the incoterms are Ex-Works. The revenue from the Genio® system consists of a kit of products delivered at the same point in time, and as such revenue does not need to be allocated over the different products. The revenue is then recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange of the Genio® system. In determining the transaction price for the sale of the Genio® system, the Company considers the effects of variable consideration.

For the six month period ended June 30, 2023 the sales (based on country of customer) were generated in Germany (€1.4 million), Switzerland (€117,000) and Austria (€81,000) (2022: Germany: €1.6 million and Finland: €40,000). For the six month period ended June 30, 2023, the Company has no customers with individual sales larger than 10% of the total revenue (2022: two customers).

For the three month period ended June 30, 2023 the sales (based on country of customer) were generated in Germany (€1.0 million), Switzerland (€23,000) and Austria (€41,000) (2022: Germany: €0.9 million).

Cost of goods sold for the three and six months ended June 30, 2023 and 2022:

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2023	2022	2023	2022
Purchases of goods and services	316	539	858	783
Inventory movement	103	(205)	(264)	(160)
Total cost of goods sold	419	334	594	623

Operating expenses

The tables below detail the operating expenses for the six months ended June 30, 2023 and 2022:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	17,763	(5,001)	12,762
Selling, general and administrative expenses	11,736	—	11,736
Other income and expenses	(273)	8	(265)
For the six months ended June 30, 2023	29,226	(4,993)	24,233

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	14,817	(7,752)	7,065
Selling, general and administrative expenses	8,729	—	8,729
Other income and expenses	(252)	102	(150)
For the six months ended June 30, 2022	23,294	(7,650)	15,644

The tables below detail the operating expenses for the three months ended June 30, 2023 and 2022:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	8,892	(2,287)	6,605
Selling, general and administrative expenses	6,185	—	6,185
Other income and expenses	(227)	8	(219)
For the three months ended June 30, 2023	14,850	(2,279)	12,571

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	7,776	(4,306)	3,470
Selling, general and administrative expenses	4,536	—	4,536
Other income and expenses	(83)	69	(14)
For the three months ended June 30, 2022	12,229	(4,237)	7,992

Research and Development expenses

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2023	2022	2023	2022
Staff costs	3,386	2,595	7,381	5,090
Consulting and contractors' fees	890	612	1,694	1,304
Q&A regulatory	109	52	145	125
IP costs	112	120	241	222
Depreciation and amortization expense	318	245	631	496
Travel	292	206	572	328
Manufacturing and outsourced development	1,942	892	3,127	2,341
Clinical studies	1,190	2,642	2,567	4,252
Other expenses	292	410	723	657
IT	361	2	682	2
Capitalized costs	(2,287)	(4,306)	(5,001)	(7,752)
Total research and development expenses	6,605	3,470	12,762	7,065

Before capitalization of €5.0 million for the six months ended June 30, 2023 and €7.8 million for the six months ended June 30, 2022, research and development expenses increased by €3.0 million or 20%, from €14.8 million for the six months ended June 30, 2022, to €17.8 million for the six months ended June 30, 2023, due to the combined effect of higher clinical, R&D activities and manufacturing expenses and also due to a start of new ERP system implementation. This increase is mainly in staff, consulting costs and in manufacturing and outsourced development to support those activities, this increase was offset by a decrease of €1.7 million in clinical study activities due to Dream Study.

Before capitalization of €2.3 million for the three months ended June 30, 2023 and €4.3 million for the three months ended June 30, 2022, research and development expenses increased by €1.1 million or 14%, from €7.8 million for the three months ended June 30, 2022, to €8.9 million for the three months ended June 30, 2023, due to the combined effect of higher clinical, R&D activities and manufacturing expenses  and also due to a start of new ERP system implementation. This increase is mainly in staff and consulting costs to support those activities and manufacturing and outsourced development.

Selling, General and Administrative expenses

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2023	2022	2023	2022
Staff costs	2,390	1,647	4,802	3,329
Consulting and contractors' fees	2,279	1,104	3,857	2,104
Legal fees	257	181	485	415
Rent	107	127	195	202
Depreciation and amortization expense	242	229	484	440
IT	240	153	488	253
Travel	187	267	430	547
Insurance fees	289	427	576	835
Other	194	401	419	604
Total selling, general and administrative expenses	6,185	4,536	11,736	8,729

Selling, general and administrative expenses increased by €3.0 million or 34 % from €8.7 million for the six months ended June 30, 2022 to €11.7 million for the six months ended June 30, 2023, mainly due to an increase of costs to support the commercialization of Genio(R) system in Europe, scale up of the Company and also due to a start of new ERP system implementation.

Selling, general and administrative expenses increased by €1.6 million or 36 % from €4.5 million for the three months ended June 30, 2022 to €6.2 million for the three months ended June 30, 2023, mainly due to an increase of costs to support the commercialization of Genio(R) system in Europe, scale up of the Company and also due to a start of new ERP system implementation.

Other operating income / ( expenses)

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2023	2022	2023	2022
Recoverable cash advances
Initial measurement and re-measurement	6	11	39	28
R&D incentives (Australia)	268	41	289	137
Capitalization of R&D incentive	(8)	(69)	(8)	(102)
Other income/(expenses)	(47)	31	(55)	87
Total Other Operating Income/(Expenses)	219	14	265	150

The Company had other operating income of €265,000 for the six months ended June 30, 2023 compared to other operating expenses of €150,000 for the six months ended June 30, 2022.

The Company had other operating income of €219,000 for the three months ended June 30, 2023 compared to other operating expenses of €14,000 for the three months ended June 30, 2022.

The other operating income contains the R&D Incentive (Australia) that relates to an incentive to be received on development expenses incurred by the subsidiary in Australia. The R&D incentive for the period of six months ended June 30, 2023 includes a correction for 2022.

23.Employee benefits

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2023	2022	2023	2022
Salaries	4,202	3,187	8,712	6,089
Social charges	327	267	654	500
Fringe benefits	6	62	16	78
Defined contribution plan	75	66	152	136
Holiday pay	74	(20)	224	38
Share-based payment	748	628	1,757	1,292
Other	344	52	668	286
Total employee benefits	5,776	4,242	12,183	8,419

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2023	2022	2023	2022
Selling, general and administrative expenses	2,390	1,647	4,802	3,329
Research & Development expenses	3,386	2,595	7,381	5,090
Total employee benefits	5,776	4,242	12,183	8,419

24.Financial income

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2023	2022	2023	2022
Interests	570	113	984	113
Exchange differences	222	4,561	430	6,090
Other	(3)	(5)	—	43
Total financial income	789	4,669	1,414	6,246

For the six month period ended June 30, 2023, the total interest income amounted to €1.0 million (three month period ended June 30, 2023: €0.6 million). This interest income relates to the term accounts.

For the six month period ended June 30, 2022, exchange gains amount €6.1 million (three month period ended June 30, 2022: €4.6 million), mainly due to the revaluation of both the Company’s USD cash balance and USD financial assets (note 14). This was related to a decrease in the rate of EUR/USD compared to December 31, 2021. For the six month period ended June 30, 2023, exchange gains amount to €430,000 (three month period ended June 30, 2023: €222,000). We refer to note 25 for more details on the revaluation of both the Company’s USD cash balance and USD financial assets as per June 30, 2023.

25.Financial expense

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2023	2022	2023	2022
Fair value adjustment	320	1,631	416	1,949
Recoverable cash advances, Accretion of interest	248	232	495	463
Interest and bank charges	17	16	45	103
Interest on lease liabilities	30	25	60	47
Exchange differences	161	305	715	388
Other	(1)	(47)	1	—
Total Financial expense	775	2,162	1,732	2,950

The fair value adjustment relates to the fair value adjustment on financial instruments. More information can be found in note 21.

The discounting impact of the recoverable cash advances is further detailed in note 17 above.

For the six month period ended June 30, 2023, exchange losses amount to €0.7 million (three month period ended June 30, 2023: €161,000), mainly due to the revaluation of both the Company’s USD cash balance and USD financial assets (note 14). For the year ended December 31, 2022, the closing rate of EUR/USD amounted to 1.07265, while as at June 30, 2023, the rate of EUR/USD increased to 1.09164, resulting in unrealized exchange losses on the USD balances.

The Company holds its USD cash balances and term deposits as they expect to incur cash-outflows in the US relating to both clinical costs (DREAM and ACCESS) and to the commercial launch of  the Genio® system.

26.Loss Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for June 2023 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting.

	For the three months ended		For the six months ended
	June 30		June 30
	2023	2022	2023	2022
As at June 30, after conversion and share split
Outstanding common shares at period-end	28,661,985	25,836,279	28,661,985	25,836,279
Weighted average number of common shares outstanding	28,608,413	25,806,768	27,250,102	25,796,560
Number of shares resulting of the exercise of outstanding warrants	2,439,500	1,953,125	2,439,500	1,953,125

Basic and Diluted EPS for the three and six month period ended June 30, 2023 and 2022 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the three months ended		For the six months ended
	June 30		June 30
	2023	2022	2023	2022
Loss of year attributable to equity holders (in EUR)	(12,797,000)	(4,990,000)	(24,707,000)	(11,691,000)
Weighted average number of common shares outstanding (in units)	28,608,413	25,806,768	27,250,102	25,796,560
Basic earnings per share in EUR (EUR/unit)	(0.447)	(0.193)	(0.907)	(0.453)
Diluted earnings per share in EUR (EUR/unit)	(0.447)	(0.193)	(0.907)	(0.453)

27.Other commitments

The Company has granted in 2022 an amount of €0.5 million towards the Educational Grant with SMR Holding UG (Dr. Sommers) for the period starting on January 1, 2023 until December 31, 2024. The first installment of €250,000 is paid by the Company in January 2023, the second installment of €250,000 is due in January 2024.

28.Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

Remuneration of Key Management

The remuneration of the senior management consists of the remuneration of the CEO of the Company for the three and six months ended June 30:

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2023	2022	2023	2022
Short-term remuneration & compensation	209	126	396	271
Share based payment	35	20	101	55
Total	244	146	497	326

Transactions with Non-Executive Directors and Shareholders:

	For the six months ended June 30,			For the six months ended June 30,
	2023			2022
	R&D	Consulting	Board	R&D	Consulting	Board
(in EUR 000)	Collaboration	services	Remuneration	Collaboration	services	Remuneration
Cochlear	182	—	—	1,336	—	—
MINV SA	—	—	—	—	60	—
Ray Cohen	—	—	—	—	—	4
Donald Deyo	—	—	—	—	—	14
Robert Taub	—	—	66	—	—	42
Kevin Rakin	—	—	32	—	—	25
Pierre Gianello	—	—	32	—	—	35
Jan Janssen	—	—	—	—	—	19
Jurgen Hambrecht	—	—	29	—	—	24
Rita Mills	—	—	34	—	—	23
Giny Kirby	—	—	34	—	—	3
Wildman Ventures LLC	—	—	40	—	—	—
Total	182	—	267	1,336	60	189
Amounts outstanding at period-end	—	—	111	559	60	78

	For the three months ended June 30, 2023			For the three months ended June 30, 2022
(in EUR 000)	R&D	Consulting	Board	R&D	Consulting	Board
	Collaboration	services	Remuneration	Collaboration	services	Remuneration
Cochlear	41	—	—	543	—	—
Ray Cohen	—	—	—	—	—	4
Donald Deyo	—	—	—	—	—	6
Robert Taub	—	—	30	—	—	16
Kevin Rakin	—	—	16	—	—	10
Pierre Gianello	—	—	14	—	—	21
Jan Janssen	—	—	—	—	—	(13)
Jurgen Hambrecht	−	—	14	—	—	9
Rita Mills	—	—	19	—	—	9
Giny Kirby	—	—	20	—	—	3
Wildman Ventures LLC	—	—	23	—	—	—
Total	41	—	136	543	—	65
Amounts outstanding at period-end	—	—	111	559	60	78

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which they agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. A new Statement of Work was entered into on June 8, 2020. Under this agreement, Cochlear is working with the Company in developing and enhancing the next generation implantable stimulator. This collaboration agreement led to a financial impact of €182,000 and €1.3 million for the six months ended June 30, 2023 and 2022 respectively. In April 2023, the project came to its end after development milestones were reached.

29.Events after the Balance-Sheet Date

The Company has acquired all shares of Nyxoah GmbH, a German company, on July 26, 2023. Nyxoah was incorporated on May 11, 2023. Except for the minimum capital of €25,000, Nyxoah GmbH has no assets or liabilities and no business had been conducted by it.

Upon closing of the acquisition, the Company has paid a consideration of €29,000 in cash.

RESPONSIBILITY STATEMENT

We certify that, to the best of our knowledge,

a)	the condensed consolidated interim financial statement, prepared in accordance with the applicable standards for financial statements, give a true and fair view of the assets, liabilities, financial position and results of the Company and the undertakings included in the consolidation taken as a whole; and
b)	this interim management report provides a true and fair overview of the development, results and the position of the Company and the undertakings included in the consolidation taken as a whole, as well as a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, August 8, 2023.

On behalf of the board of directors

Robert Taub, Chairman	Olivier Taelman, CEO